Item 1
ICICI Limited

LETTER FILED WITH DOMESTIC STOCK EXCHANGE

August 20, 2001

Smt. Rekha Karnik
Deputy General Manager - Listing
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Madam:

Pursuant to Clause 30 of the listing agreement, we have to inform you that Shri
S. K. Purkayastha, Additional Secretary (Financial Sector), Department of Economic Affairs (Banking Division) has been nominated by the Government of India as a Director of ICICI Limited in place of Shri Devi Dayal, Special Secretary (Banking) effective August 1, 2001.

Please acknowledge receipt.


Yours faithfully,



Jyotin Mehta

END